UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October2011

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

IncrediMail Ltd.

On October 27, 2011, IncredMail Ltd. (the "Company") held an Annual General Meeting (the "Meeting") of the Company's shareholders with respect to the following resolutions:

1)
to elect Iris Beck, nominated by the Company's Board of Directors, to be director for a three year term (commencing on the date of the Shareholders Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2014 and the due election of her successor.)  The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast.

2)
to approve a framework compensation package for directors that are appointed to the Company's Board of Directors (other than external directors and directors who are also officers of the Company), in accordance with the conditions indicated in the Proxy Statement.  The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast.

3)
to approve a change of the Company's name to PERION INTERACTIVE Ltd. or such similar name containing the name PERION as determined by the Company’s management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).  The resolution was passed by the special majority of the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal.  The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.  Management of the Company will deliver a notice of the approved resolution to the Israeli Registrar of Companies,  and at the time the Name Change Certificate is issued, the Memorandum of Association and Articles of Association of the Company will be amended to reflect the new name of the Company.

4)
to approve amendments to the Company’s Articles of Association related to indemnification and insurance of directors and officers of the Company in accordance with the changes indicated in the Proxy Statement.  While the proposal achieved a majority of the votes cast with respect to the proposal, the resolution did not pass as it did not receive the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least more than two-thirds of the voting power of the issued and outstanding share capital of the Company, as such number of shareholders was not present at the Meeting.

5)
to approve a revised form of indemnification letter that will be issued by the Company to the directors of the Company serving from time to time in such capacity, in the form indicated in the Proxy Statement.  The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast.  As indicated in the Proxy Statement, due to the fact that Resolution 4 above to amend the Company's Articles of Association did not achieve the sufficient special majority requirement, the Company will make appropriate amendments to the form of indemnification letter by removing Clause 1.4 from the indemnification letter so that it is consistent with the provisions of the Company's current Articles of Association, and leaving all other proposed changes intact in the revised form of indemnification letter.

6)
to approve the adoption of an amendment for U.S. taxpayers to the Company's 2003 Share Israeli Option Plan.  The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast.

7)
to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2011 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors. The resolution was passed by the required majority amounting in the aggregate to at least a majority of the votes actually cast.

This Form 6-K is hereby incorporated by reference into IncrediMail Ltd.'s Registration Statements on Form S-8 (Registration Nos. 333-171781, 333-152010 and 333-133968).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31st 2011	IncrediMail Ltd. By: /s/ Limor Gershoni Levy —————————————— Limor Gershoni Levy Corporate Secretary and General Counsel